UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

VIEWRAY, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92672L107

(CUSIP Number)

Kearny Venture Partners, L.P.

One Embarcadero, Suite 3700

San Francisco, CA 94111

Attn: Andrew Jensen

(415) 875-7776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Kearny Venture Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,092
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 232,092
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 92672L107

1	NAME OF REPORTING PERSONS Kearny Venture Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 236,825
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 236,825
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of ViewRay, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 2 Thermo Fisher Way, Oakwood Village, OH 44146. The Shares are listed on the NASDAQ Global Market under the ticker symbol “VRAY.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) The persons and entities filing this Schedule 13D are Kearny Venture Partners, L.P., a Delaware limited partnership (“KVP”) and Kearny Venture Associates, L.L.C., a Delaware limited liability company (“KVA”). KVA is the general partner of KVP, as well as the general partner of Kearny Venture Partners Entrepreneurs Fund, L.P. (“KVPE”). As the general partner of KVP and KVPE, KVA is deemed to beneficially own all securities deemed beneficially owned by each of KVP and KVPE.

(b) The address of the principal place of business for each of the Reporting Persons is c/o Kearny Venture Partners, One Embarcadero, Suite 3700 San Francisco, CA 94111.

(c) The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of KVP is to make investments in private and public companies. The principal business of KVA is to serve as the general partner of KVP and KVPE.

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KVP is a Delaware limited partnership. KVA is a Delaware limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

On March 30, 2016, the Issuer registered the Shares pursuant to Section 12(b) of the Exchange Act of 1934, as amended, on Form 8-A (the “Registration”). At the time of the Registration, KVP beneficially owned 2,479,359 Shares and KVA beneficially owned 2,529,922 Shares.

On August 19, 2016, the Issuer entered into a subscription agreement (the “Subscription Agreement”) with the purchasers named therein (the “Participants”), pursuant to which the Issuer agreed to issue and sell to the Participants at an initial closing occurring on August 22, 2016 the following securities (the “Private Placement”): (i) an aggregate of 3,129,703 Shares; and (ii) warrants (the “2016 Warrants”) to purchase up to 938,905 additional Shares. The purchase price for each Share was $2.95, which was equal to the consolidated closing bid price on the NASDAQ Global Market on the day of pricing, August 18, 2016. The purchase price for each Warrant was equal to $0.125 for each Warrant Share, consistent with NASDAQ Global Market requirements for an “at the market” offering, and the Warrants are exercisable at an exercise price of $2.95 per share.

Pursuant to their participation in the Private Placement, KVP purchased 557,663 Shares and a number of 2016 Warrants representing the right to acquire an additional 167,298 Shares; KVPE purchased 11,374 Shares and a number of 2016 Warrants representing the right to acquire an additional 3,412 Shares.

On January 13, 2017, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with the purchasers named therein (the “Purchasers”). Pursuant to the Purchase Agreement, the Issuer sold an aggregate of 8,602,589 shares of Shares and warrants to purchase an additional 1,720,512 Shares for aggregate gross proceeds of approximately $26.1 million (the “Offering”). The purchase price for each Share was $3.00, except that the purchase price paid by individuals who are directors and/or officers of the Issuer was $3.17. The purchase price for each warrant (the “2017 Warrants”) was equal to $0.125 for each full warrant share and the 2017 Warrants are exercisable at an exercise price of $3.17 per share. The closing of the Offering occurred on January 18, 2017.

Pursuant to their participation in the Offering, KVP purchased 323,970 Shares and a number of 2017 Warrants representing the right to acquire an additional 64,794 Shares; KVPE purchased 6,608 Shares and a number of 2017 Warrants representing the right to acquire an additional 1,321 Shares.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

On May 15, 2018, KVP completed a distribution of 3,360,992 Shares and KVPE completed a distribution of 68,545 Shares, for an aggregate distribution of 3,429,537 Shares, in each case to their limited partners in connection with the planned winding up of the entities. This liquidation corresponds with the end of each fund’s life.

Item 4.	Purpose of Transaction

On May 15, 2018, KVP consummated the distribution of 3,360,992 Shares and KVPE consummated the distribution of 68,545 Shares, for an aggregate distribution of 3,429,537, in each case, to their limited partners in connection with a planned winding up of each entity.

Other than as described in the preceding paragraph, the Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons expect to evaluate the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, on an on-going basis, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Issuer that the Reporting Persons now own or may hereafter acquire. Additionally, Caley Castelein, M.D., Managing Director of KVP and KVA, serves on the Board of Directors of the Issuer.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5.	Interest in Securities of the Issuer

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was based on 75,022,670 Shares reported as issued and outstanding as of March 31, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2018.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of KVP and KVPE, and the operating agreement of KVA, the general partners and limited partners of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Castelein, has been a member of the Board of Directors of the Issuer since 2008, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Castelein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Castelein may from time to time be obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons.

Lock-Up Agreement

In connection with the Private Placement, the Reporting Persons entered into a lock-up letter with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provided that, subject to limited exceptions, the Reporting Persons will not, during the period ending 180 days after the date of the Private Placement (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which the Reporting Persons have or acquire the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended, and other applicable U.S. securities laws.

This summary description does not purport to be complete, and is qualified in its entirety by the Form of Lock-Up Agreement filed with the Securities and Exchange Commission as Exhibit 10.2 to the registration statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 2016 (the “Form S-1”) and is incorporated herein by reference.

Registration Rights

In connection with the Private Placement, the Participants (including the Reporting Persons) entered into a registration rights agreement with the Issuer (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer agreed to prepare and file a registration statement with the Securities and Exchange Commission (the “SEC”) within 45 days after the closing of the Private Placement for purposes of registering the resale of the Shares, the shares of common stock issuable upon exercise of the Warrants, and any shares of common stock issued as a dividend or other distribution with respect to the Shares or shares underlying the Warrants. The Issuer agreed to use its commercially reasonable efforts to cause this registration statement to be declared effective by the SEC within 135 days after the closing of the Private Placement. The Issuer also agreed, among other things, to indemnify the selling holders under the registration statements from certain liabilities and to pay all fees and expenses (excluding underwriting discounts and selling commissions and all legal fees of any selling holder) incident to the Issuer’s obligations under the Registration Rights Agreement. This summary description does not purport to be complete, and is qualified in its entirety by the Registration Rights Agreement filed with the Securities and Exchange Commission as Exhibit 4.3 to the Form S-1 and is incorporated herein by reference.

Indemnification Agreement

Castelein, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an indemnification agreement with the Issuer providing for indemnification to the fullest extent permitted by applicable law and the Issuer’s certificate of incorporation, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant. This summary description does not purport to be complete, and is qualified in its entirety by the Form of Indemnification Agreement filed with the Securities and Exchange Commission as Exhibit 10.34 to the Form S-1 and is incorporated herein by reference.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement

2.	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit 10.2 to the Form S-1)

3.	Registration Rights Agreement, dated as of August 22, 2016, by and among ViewRay, Inc. and certain investors signatory thereto (incorporated by reference to Exhibit 4.3 to the Form S-1)

4.	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.34 to the Form S-1)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

KEARNY VENTURE PARTNERS, L.P.

By:	Kearny Venture Associates, LLC,
General Partner

By:	/s/ Caley Castelein
Managing Member

KEARNY VENTURE ASSOCIATES, LLC

By:	/s/ Caley Castelein
Managing Member